UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Press release issued by CEMEX Holdings Philippines in the Philippines dated May 4, 2020 announcing first quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	First quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding first quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: May 4, 2020	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release issued by CEMEX Holdings Philippines in the Philippines dated May 4, 2020, announcing first quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	First quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding first quarter 2020 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

4